Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS 2014 RESULTS

Toronto, ON – March 5, 2015… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its results for the three months and year ended December 31, 2014. All amounts in this release are in U.S. dollars unless otherwise stated.

2014 Highlights

•

Discovery of a new area of high-grade uranium mineralization on the Wheeler River Property – Located three kilometres northwest of the Phoenix Deposit, on the Company’s 60% owned Wheeler River property, the Gryphon Zone was discovered in early 2014 with drill hole WR-556 intersecting high grade basement hosted uranium mineralization returning 15.3% U3O8 over 4.0 metres. Drill hole WR-560 followed up on the discovery, intersecting 21.2% U3O8 over 4.5 metres. Further follow up from the summer drilling program was highlighted by drill hole WR-569A intersecting a wide zone of alteration and mineralization with several high grade intervals (including 13.2% U3O8 over 3.5 metres), drill hole WR-573D1 intersecting 22.2% U3O8 over 2.5 metres, and drill hole WR-574 intersecting 14.6% U3O8 over 2.0 metres.

•

Expansion of the Phoenix uranium deposit – In June 2014, the Company updated its mineral resource estimate for the high grade Phoenix uranium deposit on the Wheeler River property. After reporting several high grade intersections during the winter exploration program, including drill hole WR-548 that returned an assay of 36.8% U3O8 over 6.5 metres, the Company was able to increase the quantity of indicated pounds U3O8 by 34% over the previous mineral resource estimate completed in 2012. The updated resource estimate includes an indicated mineral resource of 70.2 million pounds U3O8 (Denison’s share, 42.1 million pounds U3O8 ) based on 166,400 tonnes at an average grade of 19.1% U3O8 , and an inferred mineral resource of 1.1 million pounds U3O8 (Denison’s share, 0.6 million pounds) based on 8,600 tonnes with an average grade of 5.8% U3O8 .

•

Acquisition of 30% interest in the Mann Lake exploration property – In June 2014, the Company acquired all of the issued and outstanding common shares of International Enexco Limited (“IEC”) by way of a plan of arrangement, and as a result, acquired IEC’s uranium exploration assets consisting of a 30% interest in the Mann Lake property, located 25 kilometres southwest of the McArthur River mine, and a 20% interest in Denison’s Bachman Lake property. Exploration activity at Mann Lake during early 2015 has produced the best result to date on the property with drill hole MN-066-01 intersecting 9.8% eU3O8 over 3.5 metres. Partners in the Mann Lake project include Cameco Corp. (“Cameco”) (52.5%) as the operator and AREVA Resources Canada Inc. (“AREVA”) (17.5%).

•

Obtained financing for 2015 Canadian exploration activities – In August 2014, the Company completed a CAD$15.0 million ($13.7 million) “bought deal” private placement for the issuance of 9,257,500 flow-through common shares at a price of CAD$1.62 per share. The proceeds are planned to fund Canadian exploration activities through to the end of 2015.

•

Toll milling of first ore from Cigar Lake at the McClean Lake uranium mill – During the year, modifications to the leach circuit were completed and construction continued as part of the expansion of the McClean Lake mill to an annual capacity of 24 million pounds U3O8 . In September 2014, the McClean Lake mill officially restarted producing the first packaged uranium from the Cigar Lake Joint Venture (“CLJV”) in October. Production for 2014 amounted to approximately 344,000 pounds U3O8 for the CLJV and approximately 112,000 pounds U3O8  (Denison’s share, 25,000 pounds U3O8 ) for the McClean Lake joint venture (“MLJV”).

•

Completed the acquisition of Rockgate Capital Corp. (“Rockgate”) – In January 2014, pursuant to a plan of arrangement, the Company acquired the remaining 10.28% non-controlling interest in Rockgate that it had not previously acquired under its takeover bid in 2013. The takeover of Rockgate added $15.3 million in cash and investments, and bolstered the Company’s African portfolio by adding the 100% owned Falea project in Mali.

Financial Results

The Company recorded a net loss from operations of $4,652,000 ($0.01 per share) and $31,703,000 ($0.06 per share) for the three months and year ended December 31, 2014 compared with a net loss of $30,459,000 ($0.06 per share) and $83,835,000 ($0.19 per share) for the three months and year ended December 31, 2013.

The net loss from operations, for the year ended December 31, 2013, included a non-cash impairment charge of $47,099,000 to reduce the carrying value of the Company’s mineral properties, primarily the Company’s Mutanga project in Zambia, to the estimated recoverable amount. The net loss for 2013 also included a one-time non-cash deferred tax expense of $18,410,000 as a result of the substantive enactment of changes to the Crown Mineral Royalty Regulations in Saskatchewan.

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
(in thousands, except	December 31,	December 31,	December 31,	December 31,
per share amounts)	2014	2013	2014	2013

Results of Operations:
Total revenues	$2,736	$2,413	$9,619	$10,407
Net income (loss)	(4,652)	(30,459)	(31,703)	(83,835)
Basic and diluted earnings (loss) per share	(0.01)	(0.06)	(0.06)	(0.19)

	As at	As at
	December 31,	December 31,
(in thousands)	2014	2013

Financial Position:
Cash and cash equivalents	$18,640	$21,786
Short-term investments	4,381	10,040
Long-term investments	954	5,901
Cash, equivalents and investments	23,975	37,727

Working capital	22,542	29,391
Property, plant and equipment	270,388	281,010
Total assets	311,330	330,969
Total long-term liabilities	$42,291	$41,283

Revenue

The Company’s share of toll milling revenues from processing Cigar Lake ore at the McClean Lake mill during the fourth quarter of 2014 totaled $111,000. The first drums of CLJV uranium were packaged in early October 2014. There was no production in 2013.

Revenue from the environmental services division (“DES”) in 2014 was $7,327,000, compared to $8,763,000 in 2013. The decrease in revenue in 2014 was due to a reduction in activity on certain care and maintenance projects, and an unfavourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar revenues.

Revenue from the Company’s management contract with UPC was $2,181,000 in 2014, compared to $1,644,000 in 2013. Revenue increased during 2014 mainly due to commissions earned during the year on UPC’s purchases of uranium, partly offset by an unfavourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar revenues.

Operating Expenses

In Canada at the McClean Lake mill, construction and commissioning of the Hydrogen Mitigation modifications were completed during the third quarter of 2014. In September 2014, the McClean Lake mill was officially restarted with leaching of McClean Lake ore using the newly commissioned modified leach circuit. High grade ore from the CLJV was introduced into the mill circuit towards the end of September, and the first drums of CLJV uranium were packaged in early October. A total of approximately 344,000 pounds U3O8 was produced for the CLJV and approximately 112,000 pounds U3O8 was produced for the MLJV. Denison’s share of uranium production from MLJV ore was approximately 25,000 pounds U3O8, at a production cost of CAD$19.71 per pound U3O8, and is planned to be available for sale in 2015. Production costs include stockpile depletion, the cost of milling and depreciation of mill capital assets.

Operating costs in Canada include development and standby activities at the MLJV, with Denison’s share of costs during the year amounting to $541,000, compared to $958,000 in 2013. Operating costs decreased in 2014 primarily due to reductions in expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program, which is not part of the stand-by costs paid by the CLJV.

Certain adjustments to the Company’s future reclamation liabilities for asset decommissioning and site restoration costs, as well as the costs of DES are also included in operating costs. During the fourth quarter of 2014, an expense of $2,086,000 was recorded for reclamation liability adjustments, as compared to a recovery of $1,645,000 in the fourth quarter of 2013. The adjustments relate primarily to the impact of changing discount rates on the reclamation liability at Elliot Lake. Costs relating to DES totaled $6,917,000 in 2014, compared to $8,077,000 for the year ended December 31, 2013.

In Africa, the Company’s operating expenses relate primarily to costs incurred on the Falea project in Mali. Engineering studies, a metallurgical test work program and environmental programs, originally initiated by Rockgate, continued during the fourth quarter of 2013 and were completed in the first half of 2014. The Company’s expenditures in Mali during 2014 and 2013 totaled $1,287,000 and $431,000, respectively

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development in Canada, Zambia, Mali, Namibia and Mongolia. While the Company has material interests in uranium projects in Asia and Africa, the Company is focused primarily on the eastern Athabasca Basin, in Saskatchewan, Canada, with numerous projects covering over 467,000 hectares. Global exploration expenditures were $14,795,000 in 2014, with 91% of exploration expenditures being incurred in Canada during the year, compared to global exploration expenditures of $13,682,000 in 2013. The increase in global exploration expenditures in 2014 is due to an increase in exploration activity in Canada.

Canada

In the Athabasca Basin region, Denison is engaged in uranium exploration as part of the AREVA operated McClean and Midwest joint ventures, the Cameco operated Mann Lake project, and numerous other exploration properties including the Company’s 60% owned Wheeler River project. Taken together, Denison’s share of exploration spending on its Canadian properties was $13,488,000 during 2014, as compared to $12,019,000 in 2013.

At Wheeler River, Denison’s share of exploration costs amounted to $4,543,000 during 2014, compared to $3,981,000 in 2013. Work on Wheeler River during 2014 was split between expanding the zone of higher grade mineralization at the Phoenix deposit and the discovery and subsequent follow up of the Gryphon zone of high grade mineralization.

The Gryphon zone, located approximately three kilometres northwest of the Phoenix deposit, was discovered as a result of drilling activity targeting the K-North trend on the Wheeler River property as part of the 2014 winter exploration program. The discovery drill hole, WR-556, intersected 15.3% U3O8 over 4.0 metres, and was followed up by drill hole WR-560, intersecting 21.2% U3O8 over 4.5 metres. The 2014 summer drilling program at Wheeler River focused on further follow up at Gryphon with a total of 14,937 metres completed in 20 drill holes. Highlights from the summer program included drill holes WR-569A, WR-573D1 and WR-574. As the drill holes are angled steeply to the northwest and the mineralization is interpreted to dip moderately to the southeast, the true thickness is expected to be approximately 75% of the intersection length.

Gryphon Zone - 2014 Drilling Highlights

		Chemical Assay
Hole Number	From (m)	To (m)	Length (m)	U3O8 (%)
WR-556	697.5	701.5	4.0	15.3
WR-560	759.0	763.5	4.5	21.2
WR-569A	680.0	683.5	3.5	13.2
and	693.0	694.0	1.0	12.4
WR-573D1	768.0	770.5	2.5	22.2
WR-574	696.5	698.5	2.0	14.6

The Gryphon discovery is believed to consist of multiple stacked lenses with variable thicknesses that plunge to the northeast. It is considered a highly prospective uranium discovery and has the potential to significantly increase the resource base at Wheeler River. Mineralization at Gryphon is hosted in basement gneisses and occurs from 100 to 250 metres below the sub-Athabasca unconformity. The zone is 350 metres long (along the plunge) by 60 metres wide (across the plunge) at the end of 2014, and remains open in both plunge directions.

At the Phoenix deposit, a total of 11 drill holes were completed at Zone A during the winter 2014 exploration program, which focused on expanding the zone of higher grade mineralization. The program was successful and was highlighted by drill hole WR-548 intersecting 36.83% U3O8 over 6.5 metres. Since all the drill holes were vertical and the mineralization is approximately horizontal, the intersection lengths are generally equal to the true thickness. Selected drilling highlights are shown below.

Phoenix Deposit Zone A - 2014 Drilling Highlights

		Chemical Assay
Hole Number	From (m)	To (m)	Length (m)	U3O8 (%)
WR-539	400.0	405.0	5.0	13.12
WR-545	401.7	405.2	3.5	24.47
WR-548	406.8	413.3	6.5	36.83
WR-550	406.2	410.2	4.0	29.32
WR-555	404.5	407.5	3.0	15.99

An updated mineral resource estimate was completed in June 2014. Since the previous mineral resource estimate in 2012, the Company completed 25 drill holes at Phoenix to convert inferred mineral resources to indicated, and to extend higher grade portions of the deposit. The Company reported an indicated mineral resource estimate for the Phoenix deposit of 70.2 million pounds U3O8, representing a 34% increase in indicated pounds U3O8 over the last estimate completed in 2012. Additionally, the total inferred mineral resource is now estimated to contain 1.1 million pounds U3O8. The following table summarizes the mineral resource estimate by classification.

2014 Phoenix Mineral Resource Estimate Summary (1)

Category	Tonnes	Grade (%U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 (Denison’s Share)
Indicated	166,400	19.13	70.2	42.1
Inferred	8,600	5.80	1.1	0.6

(1)

Denison’s “Technical Report on a Mineral Resource Estimate Update for the Phoenix Uranium Deposit, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated June 17, 2014, in accordance with the requirements of NI 43-101, was prepared by William E. Roscoe, Ph.D. P. Eng. of Roscoe Postle Associates Inc., who is an independent “Qualified Person” as defined by NI 43-101 and is responsible for the mineral resource estimate.

In 2014, the Company also carried out a metallurgical test program on samples from the Phoenix deposit. The results were positive and indicated high rates of uranium recovery with low acid consumption.

In addition to Wheeler River, the Company managed or participated in 17 other exploration programs in the Athabasca Basin (14 operated by Denison), including 12 drilling programs (9 operated by Denison). During the year, Denison enhanced its project portfolio by adding a 30% interest in the Mann Lake project through the acquisition of IEC. The Mann Lake project is a joint venture with Cameco (52.5% interest, and operator) and AREVA (17.5% interest) and is located 25 kilometres southwest of the McArthur River mine and on trend between the Wheeler River project and Cameco’s Read Lake project in the eastern Athabasca Basin. The 2014 drilling program at Mann Lake was largely carried out before Denison’s acquisition of IEC. As a result, Denison’s share of exploration expenses at Mann Lake during 2014 was only $19,000. The 2014 program at Mann Lake, however, successfully intersected high grade uranium mineralization at the sub-Athabasca unconformity. The highlights of the 2014 program include 2.94% U3O8 over 4.8 metres in drill hole MN-060 and 4.8% U3O8 over 1.0 metres in drill hole MN-065. As the drill holes are oriented steeply and the mineralization is approximately horizontal, the true thickness is expected to be at least 80% of the intersection lengths.

International

After completing the acquisition of Rockgate in early 2014, the Company carried out an internal reorganization of its interests to consolidate its African holdings under a single wholly owned Canadian subsidiary. The reorganization simplifies the Company's intercompany relationships in preparation for a spin-out or disposal transaction of the African portfolio, which will be pursued when market conditions permit.

In Zambia, exploration expenditures of $559,000 during 2014 related to geological mapping, geochemical sampling and excavator trenching programs. The Company plans to continue such activities through 2015, with a focus on generating additional exploration targets. During 2013, exploration expenditures totaled $1,066,000, in which soil geochemical surveying, radon sampling programs, and a 1,900 kilometre line-helicopter-borne electromagnetic geophysical survey were completed.

In Mali, Exploration expenditures of $269,000 were incurred in 2014, with activity being limited to a modest field program consisting of geological mapping and surficial geochemistry orientation surveys. These programs were completed during the second quarter of the year. During the fourth quarter of 2013, minimal exploration expenditures of $39,000 were spent on Falea after acquiring the property from Rockgate. In early 2015, the Company submitted an application for a new exploration license to the authorities in Mali to allow exploration activity to continue at Falea.

In Namibia, Rio Tinto Mining and Exploration Limited (“Rio”) terminated its option to earn an interest in the Dome project under the provisions of an earn-in agreement between the parties. Rio discontinued activities at the site at the end of February 2014. The Company assumed operatorship and continues to evaluate options for moving forward.

In Mongolia, exploration expenditures on the Gurvan Saihan joint venture (“GSJV”) properties totaled $394,000 in 2014, compared to $550,000 in 2013. Expenditures during the year primarily relate to annual license payments required to maintain the GSJV properties in good standing, while the Company continues to explore strategic alternatives regarding its ownership interest in the GSJV. In 2013, the Company focused on completing field programs and studies necessary to convert the Company’s exploration licences to mining licences.

Impairment – Mineral Properties

In 2014, the Company recognized mineral property impairment charges of $1,745,000, including impairment charges of $1,658,000 associated with the Company’s release of its Black Lake land holdings in Canada during the first quarter, and $87,000 associated with the Company’s surrender of its Telwa Gada land holdings in Niger during the fourth quarter.

In 2013, the Company recognized mineral property impairment charges of $47,099,000. The Company reduced the carrying value of the Mutanga project in Zambia to its estimated recoverable amount by recognizing impairments charges of $35,655,000 and $10,510,000 in the third and fourth quarters, respectively. The Company also recognized an impairment charge of $934,000, during the fourth quarter of 2013, in respect of the Company’s decision to release its Riou Lake land holdings in Canada.

Other Income and Expenses

The Company recognized other expenses of $7,558,000 during 2014, compared to $529,000 during 2013. The increase in other expenses is primarily due to an increase in foreign exchange losses due to unfavourable fluctuations in foreign exchange rates, partially offset by the gain on sale of land holdings related to the Way Lake and Yurchison Lake properties of $202,000, and a payment received of $229,000 from Strateco Resources Inc. in accordance with the option agreement that entitles the optionee to earn up to a 60% interest in Denison’s Jasper Lake property (the “Jasper Option Agreement”). During the year, the Jasper Option Agreement was assigned to SeqUr Exploration Inc. (“SeqUr”). In February 2015, SeqUr notified the Company that it intends to terminate its option to earn an interest in the Jasper Lake property.

Liquidity & Capital Resources

Cash and cash equivalents were $18,640,000 at December 31, 2014 compared with $21,786,000 at December 31, 2013. The decrease of $3,146,000 was primarily due to net cash used in operations of $23,500,000 and a net foreign exchange loss of $2,001,000 on the translation of currency balances at period end, offset in part by net cash provided by investing and financing activities of $8,212,000 and $14,143,000, respectively.

Net cash used in operating activities of $23,500,000 during 2014 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash provided by investing activities of $8,212,000 consists primarily of cash provided by the maturity of investments in debt instruments accounting for $9,529,000, partly offset by $859,000 in cash spent on property, plant and equipment.

Net cash provided by financing activities of $14,143,000 consists primarily of net proceeds received on the issuance of 9,257,500 common shares on a flow-through basis, pursuant to a private placement at a price of CAD$1.62 per share.

Cash, equivalents and investments declined by $7,834,000 during the fourth quarter of 2014. The decrease in the quarter was amplified by a reduction of $4,909,000 in the Company’s share of cash held in the MLJV as part of regular working capital movements, and a reduction of $764,000 due to unfavourable movement in exchange rates on instruments denominated in foreign currencies. As the large majority of the Company’s future expenditures are expected to be incurred in foreign currencies, the foreign exchange movement is not expected to have a material impact on the Company’s financial position.

On January 31, 2014, the Company entered into a revolving term credit facility (the “2014 Credit Facility”) with the Bank of Nova Scotia for CAD$15,000,000. The use of the 2014 Credit Facility was restricted to the issuance of non-financial letters of credit. As at December 31, 2014, the Company was in compliance with the covenants of the 2014 Credit Facility, and CAD$9,698,000 of the 2014 Credit Facility was being used as collateral for certain letters of credit.

Subsequent Events

On January 30, 2015, the Company entered into an agreement (the “2015 Credit Facility”) with the Bank of Nova Scotia to amend the terms of the 2014 Credit Facility and extend the maturity date to January 31, 2016. Under the 2015 Credit Facility, the Company has access to credit of up to CAD$24,000,000. Use of the facility remains restricted to non-financial letters of credit in support of reclamation obligations. The 2015 Credit Facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia.

In January 2015, David Cates was appointed as President and Chief Financial Officer of the Company, while Ron Hochstein continued to serve as Chief Executive Officer. Mr. Kim, who was KEPCO’s representative on the Board of Directors, resigned in January and was subsequently replaced by Mr. Joo Soo Park.

Outstanding Share Data

At March 5, 2015, there were 506,438,669 common shares issued and outstanding, stock options exercisable for 6,095,849 Denison common shares, and warrants exercisable for 517,127 Denison common shares for a total of 513,051,645 common shares on a fully-diluted basis.

Outlook for 2015

During 2015, Denison and its joint venture partners are planning to drill approximately 70,000 metres on the Company's properties in the Athabasca Basin. The Company will focus on expanding the Gryphon Zone discovery on the Company's flagship 60% owned Wheeler River property and exploring other high priority properties with the potential for additional new discoveries. The Company expects to benefit from a stream of cash flow generated from its interest in the McClean Lake mill by the processing of Cigar Lake ore.

DENISON’S 2015 BUDGET (1)

(in thousands)
Canada (2)
Mineral Sales & Toll Milling Revenue	$3,410
Mineral Property Exploration	(14,210)
Development & Operations	(1,770)
(12,570)
Africa
Zambia & Mali	(2,340)
(2,340)
Asia
Mongolia	(725)
(725)
Other Activities (2)
UPC Management	1,850
DES Environmental Services	170
Corporate General & Administration	(4,570)
(2,550)

Total	$(18,185)

(1)	Only material operations are shown.
(2)	Budget figures have been converted using a US$ to CAD$ exchange rate of 1.12.

Canada

Exploration

Denison will manage or participate in a total of 19 exploration programs (including 14 drilling programs), of which Wheeler River will continue to be the primary focus. The total budget for these programs is CAD$23.1 million of which Denison's share is CAD$15.8 million. The 2015 exploration program is funded by the Company’s flow-through share offering completed in August 2014, which raised CAD$15.0 million.

The Wheeler River exploration program includes diamond drilling, ground geophysics and line cutting at a total cost of CAD$10.0 million (Denison's share, CAD$6.0 million). A 37,000 metre, 62 drill hole winter and summer program is planned at Gryphon, Phoenix North and other target areas of interest. The winter drilling program will focus on the Gryphon discovery with approximately 22 drill holes planned. Ground geophysics in 2015 will consist primarily of line cutting and DC-resistivity surveying that will extend coverage to the south end of the property.

The highlight of the 2015 winter program at Wheeler River, to date, is drill hole WR-584B, which extended the zone of mineralization at Gryphon 50 metres up plunge, with an intersection of 9.0% eU3O8 over 4.6 metres. Two other drill holes targeting the down-plunge extension of the mineralized zone were also completed, extending the Gryphon zone approximately 50 metres down-plunge.

In addition to the Wheeler River project, other significant drill programs are also planned or underway for Mann Lake (8,000 metres), Crawford Lake (4,600 metres), Waterbury Lake (3,300 metres), and Wolly (4,000 metres). Wolly is operated by AREVA and Denison’s interest is 22.5% . Exploration work including drilling or geophysical programs will also be carried out on the Moore Lake, Bell Lake, Hatchet Lake, and Murphy Lake properties in addition to several others.

Exploration activity at Mann Lake, during early 2015, has produced the best result of Denison’s activity on other projects in the Basin and the best result, to date, on the property with drill hole MN-066-01 intersecting 9.8% eU3O8 over 3.5 metres.

Mineral Sales, Toll Milling Revenue, Development & Operations

At McClean Lake, the expansion of the mill from 13 to 24 million pounds annual U3O8 production capacity is anticipated to be completed by the end of 2015 and remains fully funded by the CLJV. The 2015 production plan calls for between six million and eight million pounds U3O8 to be packaged during the year. Production is expected to be primarily from Cigar Lake ore, with supplemental ore from the McClean Lake joint venture stockpiles. Denison’s share of operating and capital expenditures at McClean Lake in 2015 is estimated at CAD$500,000. Denison’s expenditures are expected to be offset by toll milling fees and revenue from the sale of approximately 26,000 pounds U3O8, recovered from McClean Lake ores. Denison’s total revenue from operations is projected to be CAD$3.8 million.

Given the current forecasts for the price of uranium, the SABRE program will be kept on care and maintenance and the McClean North and Midwest projects will remain on stand-by in 2015. Total expenditures on SABRE are planned to be CAD$900,000 (Denison’s share, CAD$203,000), and total expenditures on McClean North and Midwest are planned to be CAD$375,000 (Denison’s share, CAD$94,000).

Reclamation expenditures at Elliot Lake are projected to be CAD$819,000.

International

In Africa, the Company has budgeted spending approximately $2.3 million during 2015 to maintain its projects in good standing, while the Company waits for market conditions that will permit a spin-out or disposal of its African portfolio. On its wholly owned Mutanga project in Zambia, activities will focus on generating additional exploration targets through soil and radon sampling, excavator trenching and geological mapping. In Mali, activities will focus on an expansion of previous airborne geophysical surveying and renewing the exploration license for the Falea project.

In Mongolia, the Company continues its efforts to pursue strategic alternatives for its 85% interest in the GSJV. Further guidance regarding the Company’s interest in the GSJV will be provided in the first half of 2015. The budget for Mongolia is estimated to be $725,000 for 2015.

Other Activities

Management fees generated from Denison’s management services agreement with UPC are budgeted to net CAD$2.1 million in 2015.

At DES, revenue from operations is budgeted at CAD$7.4 million and operating and capital expenses are forecast to be CAD$7.2 million.

Corporate general and administration expenses are forecast to be CAD$4.9 million in 2015 and include all head office wages and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

Qualified Person

The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101.

Additional Information

Denison’s consolidated financial statements for the year ended December 31, 2014 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 467,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
Chief Executive Officer

David Cates	(416) 979 – 1991 ext 362
President and Chief Financial Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison's actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the “Risk Factors” section in Denison’s Management Discussion and Analysis, for the year ended December 31, 2014, available at http://www.sedar.com, and at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.